FORM 11-K

                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549



(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For the year ended December 31, 1993

                                    OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

               For the transition period from _____ to _____


Commission File No. 1-9753


      A.   Full title of the plan:

           Georgia Gulf Corporation Savings and Capital Growth Plan (referred to herein as the "Plan")

      B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

           Georgia Gulf Corporation
           400 Perimeter Center Terrace
           Suite 595
           Atlanta, Georgia  30346
           (404) 395-4500

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                                      SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

      GEORGIA GULF CORPORATION SAVINGS AND CAPITAL GROWTH PLAN


                                    GEORGIA GULF CORPORATION
                                    (Plan Administrator)



                                    By:  /S/ Thomas G. Swanson
                                             Thomas G. Swanson
                                              Vice-President


June 29, 1994

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                         GEORGIA GULF CORPORATION

                      SAVINGS AND CAPITAL GROWTH PLAN

                           FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1993 AND 1992

                               TOGETHER WITH

                             AUDITORS' REPORT

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                         GEORGIA GULF CORPORATION

                      SAVINGS AND CAPITAL GROWTH PLAN

                INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

                        DECEMBER 31, 1993 AND 1992



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS:

      Statements of Net Assets Available for Plan Benefits, with
           Fund Information, as of December 31, 1993 and 1992

      Statements of Changes in net Assets Available for Plan
           Benefits, with Fund Information, for the Years Ended
           December 31, 1993 and 1992


NOTES TO FINANCIAL STATEMENTS AND SCHEDULES


SCHEDULES SUPPORTING FINANCIAL STATEMENTS:

      Schedule
      Number

      I          Item 27a Schedule of Assets Held for Investment
                       Purposes -- December 31, 1993

      II         Item 27d Schedule of Reportable Transactions for
                       the Year Ended December 31, 1993

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                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To the Trustee and Plan Administrator of
Georgia Gulf Corporation
Savings and Capital Growth Plan:

We have audited the accompanying statements of net assets available for plan benefits, with fund information, of GEORGIA GULF CORPORATION SAVINGS AND CAPITAL GROWTH PLAN as of December 31, 1993 and 1992 and the related statements of changes in net assets available for plan benefits, with fund information, for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits for the Georgia Gulf Corporation Savings and Capital Growth Plan as of December 31, 1993 and 1992 and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying table of contents, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relating to the basic financial statements taken as a whole.


                                    /S/ARTHUR ANDERSEN & CO.


Atlanta, Georgia
June 10, 1994

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      Pursuant to Item 311(c) of Regulation S-T, registrant's
Financial Statements and Schedules prepared in accordance with the financial reporting requirements of ERISA have been filed in paper under cover of Form SE.



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                 CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into the Company's previously filed Registration Statement on Form S-8, File No. 33-14696.



/S/ARTHUR ANDERSEN & CO.



Atlanta, Georgia
June 24, 1994